

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Lina Liu
Chief Financial Officer
Yubo International Biotech Ltd
Room 105, Building 5, 31 Xishiku Avenue
Xicheng District, Beijing, China 100034

      Re: Yubo International Biotech Ltd
           Form 10-K filed April 12, 2024
           Response filed June 7, 2024
           File No. 000-21320

Dear Lina Liu:

      We have reviewed your June 7, 2024 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2024 letter.

Form 10-K for the Year Ended December 31, 2023

Part I, Item 1. Business, page 1

1.   We note your proposed disclosure in future filings in response to our prior comment 6 that Yubo Beijing "has not been involved in any investigations on cybersecurity review initiated by the CAC" and has not received "any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from CAC, CSRC or any other PRC authorities." In future filings, please revise your disclosure to clearly state whether you, your subsidiaries, or VIEs are covered by permission requirements from the CSRC, CAC or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We refer to your response to prior comment 6 that you believe that you, your subsidiaries and Yubo Beijing "are not required to obtain permissions from the CSRC" with respect to the operation of your

businesses and previous offering of Company's Class A common stock to the investors and are "not subject to cybersecurity review by the CAC or required to obtain permission or approval from other applicable PRC government authorities" with respect to the operation of your business.

General

2.   We note your proposed disclosure in response to prior comment 13 that your directors and executive officers are not residents in the United States and that significant parts of their assets are located outside of the United States. In future filings, please revise the Enforceability of Civil Liabilities section to clearly discuss the enforcement risks to civil liabilities due to your officers and directors being located in China or Hong Kong and identify each officer and/or director located in China or Hong Kong.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services